Sonny W. Allison
phone: (303) 291-2314
fax: (303) 291-2414
email: SAllison@perkinscoie.com
January 7, 2010
VIA EDGAR FILING AND OVERNIGHT DELIVERY
Peggy Kim, Esq.
Special Counsel
Officer of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Royalty Corporation
Form 6-K filed December 29, 2009
File No. 1-33000
Dear Ms. Kim:
     This letter sets forth the responses of International Royalty Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 6-K filed December 29, 2009. For your convenience, the responses are numbered to correspond to the numbers of the comments in the Comment Letter. Concurrently herewith the Company has filed Amendment No. 1 (the “Amendment”) to its Schedule 14D-9F previously filed with the Commission on December 31, 2009, copies of which are enclosed for your convenience.
Form 6-K
1.	Because your common stock is the subject of a tender offer filed by Franco-Nevada on Schedule 14D-1F, you are required to file the disclosure document on Schedule 14D-9F. Refer to Rule 14e-2(c) and General Instructions I.A. and II.A(1) of Schedule 14D-9F. In this regard, please revise to include the entire informational legend required by item 2 of Schedule 14D-9F and the information described in Item 2 of Part I and all of Parts II, III, and IV.

RESPONSE: The Company filed the Schedule 14D-9F on December 31, 2009.

Peggy Kim, Esq.
Securities and Exchange Commission
January 7, 2010

Directors’ Circular
2.	We note the statement that “the IRC Board does not assume any responsibility for the accuracy or completeness of” information in the circular pertaining to Franco-Nevada’s offer or Franco-Nevada. While the staff does not object to the inclusion of appropriate qualifying language on the reliability of the information or the accuracy or completeness of the publicly available source of the information, International Royalty may not disclaim responsibility for the information’s accuracy or completeness once the information appears in the Schedule 14D-9F. Please revise the disclaimer of responsibility to remove the implication that you are not responsible for the information in your disclosure.

RESPONSE: The Company respectfully submits that because Franco-Nevada’s offer was unsolicited and has been rejected by IRC’s Board, the disclaimer is appropriate under the circumstances.
3.	The Scotia Capital inadequacy opinion contained in Schedule B improperly limits the class of persons who may rely on the opinion inasmuch as it asserts the opinion has been provided for the “sole” use and benefit of the Special Committee and the Board. This limitation on reliance is inconsistent with the disclosures relating to the opinion, and, as such, should be deleted. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable law (e.g., the inclusion of an express disclaimer in the financial advisor’s engagement letter with International Royalty). Describe any applicable authority regarding the availability of such a potential defense. In the absence of any applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that the resolution of the question of the availability of such a defense will have no effect upon the rights and responsibilities of the board of directors under applicable law. Further, disclose that the availability of such a defense would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Please see our Current Issues and Rulemaking outline publicly available on our website, www.SEC.gov, at Section II.D.3.

RESPONSE: The Scotia Capital inadequacy opinion has been modified per the Staff’s request in the Amendment at page B-4 of the Directors’ Circular.

Peggy Kim, Esq.
Securities and Exchange Commission
January 7, 2010

As requested in your letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further comments or questions regarding this letter, please contact me at (303) 291-2314.

Very truly yours,
/s/ Sonny Allison
Sonny Allison

cc:	Douglas Silver, International Royalty Corporation
Paul Zink, International Royalty Corporation
Ray Jenner, International Royalty Corporation
Michael Bourassa, Fasken Martineau DuMoulin LLP
Richard Steinberg, Fasken Martineau DuMoulin LLP